As filed with the Securities and Exchange Commission on August 2, 2002
                                                  SEC Registration No. 0-49846



                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                 PRE-EFFECTIVE AMENDMENT No. 1 TO
                            FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
            ISSUERS UNDER SECTION 12(b) or (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                    DRACO HOLDING CORPORATION
          ----------------------------------------------
          (Name of Small Business Issuer in its Charter)

                Nevada                      87-0638750
       -----------------------       ----------------------------
       (State or Jurisdiction       (IRS Employer Identification
          of Incorporation)                    Number)

                      c/o Jump n' Jax, Inc.
            511 East St. George Boulevard, Suite No. 3
                      St. George, Utah 84770
                          (801) 209-0545
  --------------------------------------------------------------
  (Address, Including Zip Code, and Telephone Number, Including
     Area Code, of Registrant's Principal Executive Offices)

   Securities to be registered under Section 12(b) of the Act:

                 None                         None
        -------------------         ------------------------------
        Title of each Class         Name of each exchange on which
        to be so registered         each class is to be registered


  Securities to be registered under Section 12 (g) of the  Act:

                  Common Stock, $0.001 par value
                ---------------------------------
                         (Title of Class)

                            Copies to:
                    Robert N. Wilkinson, Esq.
                60 East South Temple, Suite 1680B
                   Salt Lake City, Utah  84111
                          (801) 533-9645
                        Fax (801) 220-0625

____________________________________________________________________________

______________________________________________________________________________

          INFORMATION REQUIRED IN REGISTRATION STATEMENT

                              PART I
______________________________________________________________________________

Item 1.  Description of Business.

Business Development.
---------------------

     Draco Corp., a Utah corporation ("Draco-Utah") was organized December 17, 1985 in the State of Utah. Its initial business purpose was to acquire an appropriate business opportunity. Draco-Utah conducted an initial public offering of its common stock in 1987. Draco-Utah then began to search for an appropriate business opportunity.

     On August 17, 1999, each of the former directors and executive officers of Draco-Utah resigned and appointed Lane Clissold, Steven Moulton, and Diane Nelson to serve as directors in their stead. The new board of directors then elected Mr. Clissold to serve as Draco-Utah's President, Ms. Nelson as its Vice President, and Mr. Moulton as its Secretary/Treasurer.

     On the same date, Draco-Utah's new board of directors unanimously voted to authorize Steven Moulton to negotiate with a business associate for the formation of a wholly-owned subsidiary to operate an equipment rental business and report back to the board of directors.

     On August 18, 1999, Draco-Utah's board of directors unanimously voted to issue 5,000,000 "unregistered" and "restricted" pre-split shares of Draco-Utah's common stock each to Steven Moulton and Lane Clissold in consideration of services rendered to Draco-Utah and each recipient's payment to Draco-Utah of $25,000.

     On September 10, 1999, at the annual meeting of Draco-Utah's stockholders, the holders of approximately 54% of Draco-Utah's then issued and outstanding common stock voted to: (i) elect Steven Moulton, Lane Clissold, and Diane Nelson to Draco-Utah's board of directors, with each to serve until the next annual meeting of stockholders or his or her prior death, resignation or termination and the qualification of his or her successor; (ii) effect a reverse split of Draco-Utah's issued and outstanding common stock in the ratio of one (1) share for ten (10), while retaining the authorized shares at 500,000,000 shares and retaining the par value at one mill ($0.001) per share, with appropriate adjustments in the stated capital and additional paid in capital accounts of Draco-Utah; and (iii) change Draco-Utah's domicile from the State of Utah to the State of Nevada by merging Draco-Utah into its then wholly-owned subsidiary, Draco Holding Corporation, a Nevada corporation that had been formed for the sole purpose of changing Draco-Utah's domicile from the State of Utah to the State of Nevada. Draco Holding Corporation is sometimes referred to herein as the "Company" or as "Draco".

     On September 13, 1999, the boards of directors of Draco and of Draco-Utah voted to approve Draco-Utah's merger into Draco, and Articles of Merger effecting the merger were filed with the Nevada Secretary of State and the Utah Division of Corporations on September 14, 1999, and September 16, 1999, respectively.

     After the merger, Draco Holding Corporation became the surviving corporation, assuming all the assets and obligations of Draco-Utah. Draco is the surviving entity for legal purposes, and the historical financial information of Draco-Utah became Draco Holding Corporation's financial statements for accounting purposes.

     Draco-Utah filed Articles of Amendment effectuating its reverse split with the Utah Division of Corporations on September 14, 1999. Any references to share amounts in this report refer to share amounts after implementing Draco-Utah's reverse stock split which occurred in September 1999.

     On March 3, 2000 Draco's board of directors unanimously approved the formation of Jump'n Jax, Inc., a Utah corporation ("Jump'n Jax"), as a wholly-owned subsidiary of Draco. Jump'n Jax operates Draco's business of leasing inflatable balloon bounce houses for parties and outdoor activities in Southern Utah. Since September 21, 2001, the directors of Jump'n Jax have been Todd Wheeler and Steven D. Moulton, and the officers have been:
President-Todd Wheeler; and Secretary and Treasurer-Steven D. Moulton.

Principal Products or Services and their Markets.
------------------------------------------------

     The principal service we offer is a form of childhood entertainment. We currently own and operate six 15' x 15' bounce houses that we rent to customers. We deliver the bounce houses to customer's homes, businesses, or other places of use, and inflate them for our customers and their guests to use for a specific amount of time. Some of the bounce houses are based on the Castle Disney, Winnie the Pooh, Sports Superheroes and sumo wrestling or boxing themes. The bounce houses themselves are generally created based on a particular theme. The themes can be modified on some bounce houses by changing certain plastic characters (such as Disney characters) that can be affixed to the bounce houses. Customers may also add to or supplement a particular theme by purchasing decorations based on a particular theme from a party supply store, and then using those decorations nearby. To date, we have limited our business to renting, delivering and inflating the bounce houses. We have not been involved in supplying decorations or other supplies to enhance a particular theme. However, this is an additional service that we are considering the possibility of offering.

     Some of our bounce houses will hold more children then others will. Depending on the size of the children and the bounce house used, our bounce houses will safely hold approximately 10 to 20 children at the same time.

     Our bounce houses are between 1 and 4 years old. We believe that bounce houses that are well taken care of have a useful life of approximately 15 years. As bounce houses are used more, and as they become older, they generally show more wear and tear. Colors generally fade over time, and some repair areas may be seen. Older bounce houses may look less clean than newer ones, and this may affect their appeal to customers. Also, new bounce houses may be based on hit movie themes and other currently popular themes or fads that have greater market appeal. Older bounce houses may be used less often and therefor may not generate as much revenue as new bounce houses based on popular themes can.

     The primary market for our services is young people. Within Washington County, in Southern Utah, over 36% of the 80,000 person population is under age 18. It is expected that the majority of these children will have birthday parties, and we hope to continue to draw our greatest customer base from this. However, we also participate in fairs, carnivals and other events where children are present. Recently, we have had an increase in bounce house rentals to car dealers and other businesses that generally rent bounce houses by the day or weekend for certain business sales events.

Distribution Methods of the Products or Services.
-------------------------------------------------

     Our employee or an independent contractor will deliver the bounce houses to the location of the party, and inflate the bounce houses. After the party ends, our employee or an independent contractor will return the bounce houses to their storage area, or deliver them to another party location.

     Currently, we run three yellow pages adds in Southern Utah, and occasionally advertise in local newspapers. However, word of mouth recommendations have been our biggest source of customers.

Status of any Publicly Announced New Product or Service.
-------------------------------------------------------

     None; not applicable.

Competition.
------------

     The city of St. George now has three bounce house services with which we compete. Hoo-ray Bouncers and A to Z Kids offer the same type of service for about $80 for 3 hours. A third company, Hatch Party Rental, started operating in St. George during 2001. It usually charges approximately $100 for 3 hours. It has fairly new equipment. The bounce house units of Hoo-ray Bouncers and A to Z Kids are about eight years old and in need of some repair or replacement, while our six units are approximately one to four years old and generally appear to be cleaner. Customers have complimented us on how clean we keep our bounce houses compared to the other services they have used. Manufacturers have designed newer bounce houses to be safer than some of the older designs. We believe that our fairly new bounce houses are safer than some older bounce houses that are used by some of our competitors.

     We generally rent our bounce houses for $80 for three hours (with a three hour minimum) on Fridays and Saturdays, and for $65 for three hours (with a three hour minimum) on Sundays through Thursdays. Our standard daily rate is $125 for any day of the week. However, rentals to car dealers or businesses are generally made on a negotiated daily or weekend rate that may be discounted based on promises of repeat business. When we locate our bounce houses at fairs or carnivals, we generally charge $1.00 to $3.00 per child, depending on the event attended. Our three hour rental rates are approximately $15 cheaper than Hoo-ray Bouncers and A to Z Kids on the week days. A to Z has an advantage in that one of its bounce houses is larger and can accommodate larger events. However, A to Z is now located in Kanab, Utah, which is almost 80 miles away from St. George.

     The majority of our business comes from rentals in the St. George, Utah area and in the Mesquite, Nevada area. Mesquite, Nevada is located approximately 38 miles from St. George, Utah. Presently there are no bounce house rental companies located in Mesquite, Nevada. We also do business in Cedar City, Utah which is located approximately 50 miles from St. George, Utah.

Seasonality of Business.
------------------------

     During the September through May school year, most of our rental business is done on weekends and on weekday evenings. During the summer months of June, July and August, we have fairly active weekday rentals as well as weekend rentals, but due to the hot climate in the area, most summer rentals occur in the mornings and evenings. Our greatest revenues are generally produced during the summer months.

Sources and Availability of Raw Materials.
------------------------------------------

     The bounce houses are readily available through All American Inflatables of Sacramento, California, Cutting Edge Creations, Inc., of Burnsville, Minnesota, and HEC Services Inc., of Orlando, Florida.

No Dependence on One or a Few Major Customers.
----------------------------------------------

      We are not dependent on one or a few major customers. Less than 10% of our revenues came from any one source during each of our last two fiscal years.

Patents, Trademarks, Licenses, Franchises, Concessions,
-------------------------------------------------------
Royalty Agreements or Labor Contracts.
-------------------------------------

      We have no patents, licenses, franchises, concessions, royalty agreements or labor contracts. Our children's' entertainment business is operated under the Jump'n Jax name. We have not registered the Jump'n Jax name as a trademark, and we do not have any immediate plans to do so.

Governmental Approval of Principal Products or Services.
--------------------------------------------------------

      No special governmental approval is required to operate our business other than having a valid business license which generally applies to all businesses.

Effects of Existing or Probable Governmental Regulations.
---------------------------------------------------------

      Other than maintaining the good standing of our parent and subsidiary corporations, complying with applicable local business licensing requirements, preparing our periodic reports under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and complying with other applicable securities laws, rules and regulations as set forth above, we do not believe that existing or probable governmental regulations will have a material effect on our operations.

Research and Development Expenses.
----------------------------------

      We have not incurred any research and development expenses in the past, and we do not expect to incur any in the foreseeable future.

Cost and Effect of Compliance with Environmental Laws.
------------------------------------------------------

      There are no environmental laws that materially impact our business.

Number of Employees.
--------------------

      We presently have one employee and one independent contractor. The employee is an officer and director of our Jump'n Jax subsidiary. These persons work on a part-time basis.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Plan of Operation.
------------------

     Our auditor has indicated in a footnote to our financial statements that we have not yet established an on-going source of revenues sufficient to cover our operating costs and to allow us to continue as a growing concern. Our ability to continue as a going concern is dependent on us obtaining adequate capital to fund operating losses until we become profitable. If we are unable to obtain adequate funding, we could be forced to cease operations. Two of our directors, Lane S. Clissold and Steve D. Moulton, are committed to loan the company additional funds for at least the next twelve months to help Draco cover operating expenses.

     Our plan of operations for the next twelve months is to continue operating our children's entertainment business with our bounce houses primarily in the St. George, Utah area, the Mesquite, Nevada area, and in nearby communities. This 12 month plan of operations includes our goals of increasing revenue from our bounce house rental business, expanding our services to include other nearby small towns and communities, evaluate the possibility of opening a second store to be located in Mesquite, Nevada, hire additional employees, and/or independent contractors if we are successful in expanding our business, and reach profitability. To achieve these goals during the next 12 months, we intend to increase our advertising expenses, provide superior service, possibly purchase 1 or 2 more popular style bounce houses that our competitors do not have, and raise additional funds on an as needed basis to cover operating losses. Management believes that these plans can be successfully implemented.

     During the next 12 months, our only foreseeable cash requirements will relate to maintaining Draco in good standing; preparing and filing required periodic reports with the Securities and Exchange Commission, and funding operations for our children's entertainment bounce house business. We believe that cash on hand will be sufficient for approximately the next six months. After that, we may need to fund operations through the possible sale of restricted common stock by Draco and/or through additional loans that may be made by our officers and directors. We anticipate that we will have to raise $10,000 or less during the next twelve months, if we do not purchase additional bounce houses. If we purchase additional bounce houses our cash needs will increase by approximately $3,500 to $5,500 for each new bounce house purchased. We do not expect any significant changes in the number of our employees during the next twelve months.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations - For the Three months ended March 31, 2002 and March 31, 2001.
-------------------------------------------------------------------------

     Results of Operations. For the three months ended March 31, 2002, Draco reported revenues of $3,245, comprised entirely of income from the Jump'n Jax, Inc. subsidiary business of equipment rental and leasing of inflatable bounce houses for parties and entertainment. This was $1,605 less than the $4,850 of revenues reported for the three months ended March 31, 2001. Draco attributes this decrease in revenues to increased competition and to distractions related to a divorce in which Jump'n Jax, Inc.'s president was involved. The divorce was temporarily distracting, stressful, and time consuming. The divorce has since been concluded.

     Total expenses for the three months ended March 31, 2002, were $10,456 or $539 less than the total expenses of $10,995 incurred during the three month period ended March 31, 2001. Approximately one-third of the expenses incurred during the three month period ended March 31, 2002, were primarily associated with legal and accounting expenses. The remaining expenses were primarily related to expenses of a recurring nature such as salaries, advertising, and general and administrative expenses associated with Draco's business.

     During the three months ended March 31, 2002, Draco experienced a net loss of $8,211, which is $2,232 more than the $5,979 net loss incurred for the three months ended March 31, 2001. Draco attributes this increase in net loss primarily to the reduction of revenues in the three month period ended March 31, 2001.

     Increased competition may have an adverse affect on Draco's results of operations. It may affect Draco's ability to increase and/or retain existing business. Increased competition could result in price cutting and lower revenues. In order to compete effectively, Draco may have to spend more funds on advertising or Draco may have to lower prices or offer incentives such as free party supplies. All of this may adversely affect Draco's results of operations.

     Draco's business is seasonal. Although summers bring very hot weather to the St. George, Utah area, Draco has experienced its largest sales revenues during summer months. Draco attributes this increase in business during summer months to an increase in children's entertainment while children are out of school. Many summer rentals occur in the mornings and evenings. The St. George, Utah area has mild winters, and Draco is able to engage in its business throughout the year.

     Balance Sheet Information - March 31, 2002
     ------------------------------------------

     Assets

     As of March 31, 2002, Draco reported total assets of $22,043 down $6,766 from the $28,809 reported as of December 31, 2001. Current assets as of March 31, 2002 were $7,421, down $5,715 from the $13,136 reported as of December 31, 2001. The change in total assets and current assets reflects primarily the net loss generated by Draco during the three months ended March 31, 2002. Equipment (net) has decreased from $15,673 at December 31, 2001 to $14,622 at March 31, 2002, which reflects approximately $1,051 in additional accumulated depreciation during the three month period.

     Liabilities

     Draco's liabilities as of March 31, 2002 consist of $40,048 on notes payable to Draco's officers and directors, accrued interest on the related party loans of $3,843, and accounts payable of $1,094. In May 2000, Draco's Secretary/Treasurer loaned Draco $7,500. In 2001, Mr. Moulton loaned additional funds to Draco, and Draco's president also loaned funds to Draco. At December 31, 2001 and at March 31, 2002, the aggregate principal balance of the loans totaled $40,048. The loans accrue interest at 10% per annum, are unsecured, and are due upon demand.

     Total liabilities of Draco increased $1,445 from $43,540 as of December 31, 2001, to $44,985 as of March 31, 2002. The increase in total liabilities reflects an increase in accrued interest on the related party loans of $1,000 and an increase of $400 in accounts payable.

     Liquidity and Capital Resources - March 31, 2002
     ------------------------------------------------

     Draco has not yet established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management's goal is to increase operations and revenues through its wholly-owned subsidiary. Draco has a significant working capitol deficit, and Draco has continued to
generate losses.   Draco believes that its liquid resources are adequate to
maintain operations through internally generated cash flows for a period of approximately 6 months. Draco may seek such additional capital either through loans from its officers and directors, or through possible equity or debt financing. Two of Draco's officers and directors, Lane Clissold and Steve Moulton, have committed to meet operating expenses for at least the next 12 months. However, Draco has not identified any specific source of long term liquidity. No assurance can be given that Draco's resources will be adequate to take advantage of opportunities to expand the business as they arise, or that any such expansion opportunities will materialize.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations - For the year ended December 31, 2001 and December 31, 2000.
-----------------------------------------------------------------------

     Results of Operations. During the year ended December 31, 2001, Draco experienced a net loss of $37,237, which is $17,399 more than the $19,838 net loss incurred for the year ended December 31, 2000. For the year ended December 31, 2001, Draco reported revenues of $23,850, comprised entirely of income from the Jump n' Jax, Inc. subsidiary business of equipment rental and leasing of inflatable bounce houses for parties and entertainment, which is $9,131 more than $14,719 revenues reported for the year ended December 31, 2000. The increase in revenues is attributed to an increase in business, and the fact that Draco did not commence active business operations through its wholly owned subsidiary, Jump n' Jax, Inc., until approximately March 2000, so the year ended December 31, 2000 includes approximately 9-10 months of operations, while the most recent year ended December 31, 2001 includes 12 months of operations.

     Total expenses for the year ended December 31, 2001 were $58,972, or $23,679 more than the total expenses of $35,293 incurred during the year ended December 31, 2000. The increase of $23,679 is largely attributable to expenses associated with an increase in Draco's active business operations through its subsidiary, Jump n' Jax, Inc., which did not commence business operations until approximately March 2000. Approximately one-fourth of the expenses incurred during the year ended December 31, 2001, were primarily associated with legal and accounting expenses. The remaining expenses were primarily related to expenses of a recurring nature such as salaries, advertising, and general and administrative expenses associated with Draco's business.

     Balance Sheet Information - December 31, 2002
     ---------------------------------------------

     Assets

     As of December 31, 2001, Draco reported total assets of $28,809 down $1,931 from the $30,740 reported as of December 31, 2000. Current assets at December 31, 2001 were $13,136, down $1,574 from the $14,710 reported as of December 31, 2000. The change in total assets and current assets reflects primarily the $37,237 net loss generated by Draco during the year ended December 31, 2001 partially offset by a $32,548 increase in the principal amounts of the loans made to Draco by Draco's officers and directors.

     Liabilities

     Draco's liabilities as of December 31, 2001 consist of $40,048 on notes payable to Draco's officers and directors, accrued interest on the loans of $2,843, and accounts payable of $649. The related party loans accrue interest at 10% per annum and are due upon demand. The loans are unsecured.

     Total liabilities of Draco increased $35,306 from $8,234 as of December 31, 2000, to $43,540 as of December 31, 2001. The increase in total liabilities reflects the increase of $32,548 in the principal amount of loans made by Draco's officers and directors to Draco during 2001, the increase in accrual of interest on the loans of $2,343, and the increase of $415 in accounts payable.

     Liquidity and Capital Resources - December 31, 2001
     ---------------------------------------------------

     The Independent Auditor's Report dated January 17, 2002, accompanying Draco's audited financial statements for the years ended December 31, 2001 and 2000, expresses substantial doubt as to Draco's ability to continue as a going concern on the basis that Draco has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern.

     Draco believes that its liquid resources are adequate to maintain operations through cash on hand and through internally generated cash flows for a period of approximately 6 months. After that Draco will likely need to raise additional capital through the sale of its restricted common stock or by obtaining additional loans from its officers and directors. No assurance can be given that Draco's resources will be adequate to take advantage of opportunities to expand the business as they arise, or that any such expansion opportunities will materialize.

Item 3.  Description of Property.

     We use a small amount of space inside Joker Joker, a party supply store located at 511 East St. George Boulevard, St. George, Utah 84770. This space is presently made available to us at no cost because Joker Joker sees it as being beneficial for its business. We do not own the building or have a written lease agreement with the owner. Our use arrangement could be terminated at any time. We believe the value of this property arrangement is approximately $250 to $300 per month.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

     The following table sets forth the stock holdings of those persons who are known to Draco to be the beneficial owners of more than five percent of Draco's common stock as of April 29, 2002. Each of these persons has sole investment and sole voting power over the shares indicated.

                                      Number                  Percent
Name and Address            of Shares Beneficially Owned      of Class
----------------            ----------------------------      --------
Steven D. Moulton                     *602,500                   29.6%
4848 S. Highland Dr., #353
Salt Lake City, Utah  84117

Lane Clissold                          500,000                   24.6%
135 West 900 South
Salt Lake City, Utah  84101

Fidenas International Bank, LTD        379,000                   18.6%
Bolam House George St.
Nassau Bahamas

Cam Pak International, LTD             195,845                    9.6%
                                     ---------                  ------

          TOTALS                     1,677,345                   82.4%

* 100,000 of the shares described as being beneficially owned by Steven D. Moulton are held of record by Excel Properties LLC, which is a limited liability company controlled by Mr. Moulton.

Security Ownership of Management.
---------------------------------

     The following table sets forth the share holdings of Draco's directors and executive officers as of April 29, 2002. Each of these persons has sole investment and sole voting power over the shares indicated.

                                         Number               Percent
Name and Address              of Shares Beneficially Owned    of Class
----------------              ----------------------------    --------
Steven D. Moulton                     *602,500                   29.6%
4848 S. Highland Dr., #353
Salt Lake City, Utah  84117

Lane Clissold                          500,000                   24.6%
135 West 900 South
Salt Lake City, Utah  84101

Diane Nelson                              -0-                      -0-
4596 Russel St.
Salt Lake City, Utah 84117
                                     ----------                 --------
All directors and executive
officers as a group (3)              1,102,500                   54.2%

* 100,000 of the shares described as being beneficially owned by Steven D. Moulton are held of record by Excel Properties LLC, which is a limited liability company controlled by Mr. Moulton.

Changes in Control.
------------------

      There are no present arrangements or pledges of Draco's securities which may result in a change in control of Draco.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Identification of Directors and Executive Officers.
---------------------------------------------------

      The following table sets forth the names of all current directors and executive officers of Draco. These persons will serve until the next annual meeting of the stockholders (held in September of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                         Date of       Date of
                      Positions          Election or   Termination
Name                    Held             Designation   or Resignation
----------           -------------       ------------  --------------
Lane Clissold        President/          8/99          *
                     Director

Diane Nelson         Vice President/     8/99          *
                     Director

Steven D. Moulton    Secretary/          8/99          *
                     Treasurer
                     Director

          *    These persons presently serve in the capacities indicated.

Business Experience.
-------------------

     Steven D. Moulton, Director and Secretary. Mr. Moulton is 39 years of age. He graduated from Olympus High School in Salt Lake City, Utah in 1980. From 1984 to 1990, he served as a director and executive officer of several publicly-held development stage companies including Safron, Inc. (director and Vice President); Sagitta Ventures (director and President); Jasmine Investments (director and President); Java, Inc. (Secretary/Treasurer and director); and Onyx Holdings Corporation (director and President). From 1991 to 1994, Mr. Moulton was a director and President of Omni International Corporation, which is currently known as "Beachport Entertainment Corporation." From 1987 until 1991 he was President and director of Icon Systems, Inc. and served as Secretary/Treasurer of the same company until his resignation on December 24, 1998. From 1995 to July 1996, he served as director and Vice President of Wasatch International Corporation, formerly Java, Inc. From February 1996 until November, 1999 he served as the President and director of InsiderStreet.com, formerly Sierra Holding Group, Inc. Since December, 1997, Mr. Moulton has been associated with Rocky Mountain Fudge Company, Inc. (director and Vice President), a public candy company. From December 1997 until June 2001, Mr. Moulton was the President and a director of Quazon Corp., a blank check company. In June 2001, Quazon Corp. acquired Scientific Energy, Inc., and Mr. Moulton resigned as an officer and director of Quazon Corp. at that time. From December, 1997 until approximately September 1999, Mr. Moulton served as a director and President of Bear Lake Recreation, Inc., a public snowmobile rental company. Also, from December 1997 to the present, Mr. Moulton has been a director and President of XEBec International, Inc., a shell company looking for a merger or acquisition.
With the exception of Sagitta Ventures, Omni International Corporation, Wasatch International, Icon Systems, Inc. and InsiderStreet.com, formerly, Sierra Holding Group, Inc, none of these companies was subject to the reporting requirements of the Securities and Exchange Commission. Mr. Moulton owned and operated a Chem-Dry carpet cleaning franchise from 1991 to 1995.
Mr. Moulton is the brother of Draco's Vice President/director, Diane Nelson.

     Diane Nelson, Director and Vice President. Ms. Nelson is 31 years of age. She graduated from Olympus High School in Salt Lake City, Utah in 1989. From 1998 to the present, she has worked for Utah Cleaning and Maid Service, and from 1997 to the present, she has also worked as a private day care provider, also in Salt Lake City. From 1996 to 1997, Ms. Nelson was the manager of Red's Frozen Yogurt in Salt Lake City, and from 1994 to 1996, she worked as a travel agent for Morris Travel, also in Salt Lake City. From 1992 to 1994, Ms. Nelson was a receptionist for Continental Airlines. From October 1995 to September 1996, Ms. Nelson was a Director and Vice President of Icon

Systems, Inc., and from December, 1997 to the present, she has been a Director and Secretary/Treasurer of XEBec International, Inc., a shell company looking for a merger or acquisition. Ms. Nelson is the sister of Draco's President, Steven D. Moulton.

      Lane Clissold, Director and President. Mr Clissold is 50 years old. He graduated from Skyline High School in Salt Lake City, Utah in 1969. From 1969 until 1979, Mr. Clissold worked for The Utah Department of Transportation in the construction engineering and safety departments. During that period of time, Mr Clissold attended Utah State University, The University of Utah and Brigham Young University. Mr. Clissold graduated in 1976 with a degree in engineering. In 1977, Mr. Clissold bought Alpine Auto Renovations and is still President and co-owner. Mr. Clissold has been an officer and director of a few publicly held developmental stage companies including Sound Industries, (Director and President from January of 1995 until May of 1997); Rotunda Oil and Mining, (Director and President from November 1995 to November of 1998), and is currently a director and Secretary/Treasurer of Treasure Mountain Holdings, Inc.

Significant Employees.
-----------------------

     Draco has no employees who are not executive officers, but who are expected to make a significant contribution to Draco's business other than Todd Wheeler who serves as the President and as a director of Draco's subsidiary, Jump n' Jax. It is expected that current members of management and the Board of Directors will be the only persons whose activities will be material to Draco's operations.

     Todd Wheeler has served as an employee, the President and as a director
of Draco's subsidiary, Jump n' Jax, Inc. since March 2000.   From April 2002
to the present, Mr. Wheeler has served as an account executive at I-Works, Inc. From August 1999 to April 2002, he worked as an account executive for Cellular One. From 1991 until March 1999, Mr. Wheeler was employed by Fidelity Investments where he had sales, customer service, management, analyst and training responsibilities.

Family Relationships.
---------------------

     Ms. Nelson is Mr. Moulton's sister. There are no other family relationships between any directors or executive officers of Draco, either by blood or by marriage.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6. Executive Compensation.

Cash Compensation.
-----------------

     The following table sets forth the aggregate compensation paid by Draco for services rendered during the periods indicated:

                    SUMMARY COMPENSATION TABLE

                      Annual               Long Term Compensation
                    Annual Compensation        Awards            Payouts
                    ------------------- ------------------------ --------
(a)         (b)       (c)     (d)   (e)    (f)           (g)    (h)   (i)
                                                         Secur-
                                                         ities         All
Name and    Year or                 Other   Rest-        Under-  LTIP  Other
Principal   Period    Salary  Bonus Annual  ricted       lying   Pay-  Comp-
Position    Ended       ($)   ($)   Compen- Stock        Options outs  ensat'n
----------  --------- ------- ----- ------- ------------ ------- ----- -------
Steven D.
Moulton      12/31/99    0     0     0      600,000(1)(2)    0       0    0
Secretary/   12/31/00    0     0     0            0          0       0    0
Treasurer    12/31/01    0     0     0            0          0       0    0
Director

Diane Nelson 12/31/99    0     0     0            0          0       0    0
V.President  12/31/00    0     0     0            0          0       0    0
Director     12/31/01    0     0     0            0          0       0    0

Lane
Clissold     12/31/99    0     0     0      500,000(2)       0       0    0
President    12/31/00    0     0     0            0          0       0    0
Director     12/31/01    0     0     0            0          0       0    0


(1) 100,000 of these shares were issued to Excel Properties, LLC for services rendered. Excel Properties, LLC is a limited liability company controlled by Mr. Moulton. These shares are"restricted" for purposes of Rule 144.

(2) 500,000 shares were issued to each of Steven D. Moulton and Lane Clissold for a combination of services rendered and $25,000 cash paid by each of Mr. Moulton and Mr. Clissold. These shares are "restricted" for purposes of Rule 144.

     Except as stated below, no cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to Draco's management during the fiscal years ended December 31, 2001 and 2000. Further, no member of Draco's management has been granted any option or stock appreciation rights. Accordingly, no tables relating to such items have been included within this Item.

     Except for the August 18, 1999 stock issuances to Steven D. Moulton, Excel Properties, LLC and Lane Clissold, there are no plans whereby Draco would issue any of its securities to management, promoters, their affiliates or associates in consideration of services rendered or otherwise.

Compensation of Directors.
-------------------------

     Draco has no arrangement for compensating its directors.

Employment Contracts and Termination of Employment
--------------------------------------------------
and Change-in-Control Arrangements
----------------------------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from Draco, with respect to any director or executive officer of Draco which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with Draco or its subsidiaries, any change in control of Draco, or a change in the person's responsibilities following a change in control of Draco.

     There are no agreements or understandings for any director or executive officer to resign at the request of another person. None of Draco's directors or executive officers is acting on behalf of or will act at the direction of any other person.

Bonuses and Deferred Compensation.
---------------------------------

     None.

Compensation Pursuant to Plans.
------------------------------

     None.

Pension Table.
--------------

     None; not applicable.

Other Compensation.
------------------

     None.

Item 7.  Certain Relationships and Related Transactions.

Transactions with Management and Others.
----------------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which Draco or its subsidiary was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to Draco to own of record or beneficially more than five percent of Draco's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, two of the current directors and executive officers have acquired "unregistered" and "restricted" shares of Draco's common stock in consideration of a combination of services rendered and cash paid. Steven D. Moulton and Lane Clissold have each received an aggregate of 500,000 "unregistered" and "restricted" post-split shares in consideration of services rendered and $25,000 cash paid by each. Additionally, a company controlled by

Mr. Moulton, Excel Properties, LLC, received 100,000 post-split shares of "unregistered" and "restricted" common stock in consideration of services rendered. See Item 6 of this report. Additionally, Steven D. Moulton and Lane Clissold have each loaned Draco funds to support its ongoing operations. As of March 31, 2002, the aggregate principal balances of the loans totaled $40,048, and the aggregate accrued interest on the loans totaled $3,843. The loans bear interest at 10% per annum, are unsecured and are due on demand.

Certain Business Relationships.
------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which Draco or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to Draco to own of record or beneficially more than five percent of Draco's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
--------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which Draco or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to Draco to own of record or beneficially more than five percent of Draco's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, in May 2000, Steven D. Moulton,-Draco's Secretary and Treasurer, loaned $7,500 to Draco. Subsequently Mr. Moulton increased the amount of his loan to Draco, and Lane Clissold, Draco's President, also loaned funds to Draco. At March 31, 2002, the aggregate principal balance of the loans totaled $40,048 and the aggregate accrued interest totaled $3,843. The loans are unsecured, are due on demand, and bear interest at 10% per annum. Mr. Moulton and Mr. Clissold have committed to loan additional funds to Draco, for at least the next 12 months, as may be necessary to fund its business operations. It is anticipated that any increases in loan amounts and/or any new loans will also have similar terms and conditions.

Parents of the Issuer.
---------------------

     Draco has no parents, except to the extent that Messrs. Moulton and Clissold may be deemed to be parents by virtue of their stock holdings. See
Item 4 "Security Ownership of Certain Beneficial Owners and Management" of this registration statement for a discussion of their stock ownership in Draco.

Transactions with Promoters.
---------------------------

     Although Draco-Utah was formed in 1985, Draco-Nevada was not formed until 1999 and Jump n' Jax Inc. was not formed until March 2000. The present officers and directors of Draco took the initiative in founding and organizing Draco-Nevada, and Jump n' Jax Inc., and as a result, may be viewed as promoters of Draco. Except as described above in this Item 7: (a)Draco's promoters have not received, and do not propose to receive, anything of value, directly or indirectly, from Draco; and (b) Draco has not acquired, and does not propose to acquire, any assets from one or more of its promoters.

Item 8.  Description of Securities.

Common Stock.
-------------

     Draco has authorized 500,000,000 shares of common stock, $0.001 par value per share, of which 2,034,750 shares of common stock are issued and outstanding as of April 29, 2002. All presently outstanding shares of common stock are validly issued, fully paid and non-assessable. The holders of common stock do not and will not have any preemptive or other subscription rights to subscribe for or purchase any additional securities issued by Draco nor will they have any redemption or conversion rights. Holders of our common stock are entitled to one vote per share for each share of Draco common stock owned of record by them. Draco does not have cumulative voting rights.

      The holders of Draco common stock are entitled to receive dividends, when, as and if declared by the board of directors out of funds legally available for payment of dividends. Draco has no present intention to pay any dividends in the foreseeable future. It is highly unlikely that dividends will be paid by Draco in the foreseeable future on its common stock.

      The holders of Draco common stock are entitled to receive on liquidation of Draco, a pro rata distribution of the assets of Draco, subject to rights of creditors and holders of any preferred stock then outstanding. At this time there is no preferred stock authorized, issued or outstanding.

Shares Eligible for Future Sale.
-------------------------------

      Draco has 2,034,750 shares of common stock outstanding as of April 29, 2002. Even though stock certificates representing approximately 1,499,063 of these shares bear a restricted legend, and were issued more than one year ago, Draco estimates that all of its outstanding shares of common stock are available for resale under Rule 144. A total of 1,102,500 of the shares bearing a restricted legend are owned and/or controlled by Draco's executive officers and directors, and they would be restricted in the number of shares they could sell under Rule 144. In general, under Rule 144 a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding shares of that class of securities or the average weekly trading volume in such shares during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity or other limitation by a person who is not an affiliate of Draco and who has satisfied a two year holding period. Any sales of a substantial amount of Draco common stock in the open market, under Rule 144 or otherwise, could have a significant adverse effect on the market price of Draco's common.

No Change in Control Provision.
------------------------------

     There are no provisions in Draco's articles of incorporation or by-laws that would delay, defer or prevent a change in control of Draco.

Penny Stock Rules.
------------------

     Draco's shares of common stock are presently subject to the penny stock rules.

     (a) Penny Stock Reform Act. In October 1990 Congress enacted the Penny Stock Reform Act of 1990 to counter fraudulent practices common in penny stock transactions. Under Rule 3a51-1 of the Exchange Act a security will be defined as a "penny stock" unless it is:

     -  listed on approved national securities exchanges;

     - a security registered or approved for registration and traded on a national securities exchange that meets specific guidelines, where the trade is effected through the facilities of that national exchange;

     -  a security listed on NASDAQ;

     -  a security of an issuer that meets minimum financial requirements; or

     - a security with a price of at least $5.00 per share in the transaction in question or that has a bid quotation, as defined in the Rule, of at least $5.00 per share.

     Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

     In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

     Under the Penny Stock Reform Act, brokers and/or dealers, prior to effecting a transaction in a penny stock, will be required to provide investors with written disclosure documents containing information concerning various aspects involved in the market for penny stocks as well as specific information about the subject security and the transaction involving the purchase and sale of that security. Subsequent to the transaction, the broker will be required to deliver monthly or quarterly statements containing specific information about the subject security. These added disclosure requirements will most likely negatively affect the ability of purchasers herein to sell their securities in any secondary market.

     (b) Rule 15g-9 promulgated under the Exchange Act imposes additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may also affect the ability of Draco's shareholders to sell their securities in any public market.

______________________________________________________________________________

                             PART II
______________________________________________________________________________

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Information.
-------------------

     There has not been any established "public market" for shares of common stock of Draco at any time during the last two fiscal years ended December 31, 2001, or since then. Draco has applied for quotations of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD"). This Form 10-SB registration statement has been filed primarily to qualify Draco's common stock to be traded on the OTC Bulletin Board. No assurance can be given that any market for Draco's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or others may have a substantial adverse impact on any such public market; and all of these persons have satisfied the minimum one year "holding period" under Rule 144. Draco has 2,034,750 shares of common stock outstanding as of April 29, 2002. Even though stock certificates representing approximately 1,499,063 of these shares bear a restricted legend, Draco estimates that all of its outstanding shares of common stock are available for resale under Rule 144.

     Draco has not granted any outstanding options or warrants to purchase shares of Draco common stock as of April 29, 2002.

Holders.
--------

     The number of record holders of Draco's common stock as of April 29, 2002 is approximately 35.

Dividends.
----------

     Draco has not declared any cash dividends with respect to our common stock, and we do not intend to declare dividends in the foreseeable future. There are no material restrictions limiting, or that are likely to limit, Draco's ability to pay dividends on its securities, except for any applicable requirements under Section 78.288(2) of the Nevada Revised Statutes which provides as follows:

78.288.  Distributions to stockholders

     2.  No distribution may be made if, after giving it effect:

          (a) The corporation would not be able to pay its debts as they become due in the usual course of business; or

          (b) Except as otherwise specifically allowed by the articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

Item 2.  Legal Proceedings.

     Draco is not a party to any pending legal proceeding. Our property is not subject to any pending legal proceeding. To the best of our knowledge, no federal, state or local governmental agency is presently contemplating any proceeding against Draco. No director, executive officer or affiliate of Draco or owner of record or beneficially of more than five percent of Draco's common stock is a party adverse to Draco or has a material interest adverse to Draco in any proceeding.

Item 3.  Changes in and Disagreements with Accountants.

     None; not applicable.

Item 4.  Recent Sales of Unregistered Securities.

     During the past three years, Draco (or its predecessor corporation) sold the following post-split shares of common stock without registering them under the Securities Act of 1933:

                     Date                Number of         Aggregate
     Name            Acquired            Shares            Consideration
------------------   ---------           -----------       -------------
Steven D. Moulton     8/18/99            500,000(1)         $25,000 and
                                                            Services

Lane Clissold         8/18/99            500,000(1)         $25,000 and
                                                            Services

Excel Properties *    8/18/99            100,000            Services
L.L.C.

*These shares are controlled by Steven D. Moulton, Draco's Secretary and Treasurer.

     (1) These shares were valued at $0.05 per post-split share. Mr. Clissold and Mr. Moulton each paid $25,000 for the shares issued to them.

     The stock sales described above were made directly by Draco to two of Draco's officers and directors without an underwriter, and without any general advertising or public solicitation. No underwriting discounts or commissions were charged. In selling these securities, Draco relied on the exemption from federal securities registration provided by section 4(2) of the Securities Act of 1933 for transactions not involving any public offering, and the shares were appropriately restricted. The shareholders represented to Draco that they were acquiring the shares with investment intent and not with a view toward any further sale or distribution of the shares.

Item 5.  Indemnification of Directors and Officers.

     The only statutes, charter provisions, by-laws, contracts or other arrangements under which any controlling person, director or officer of Draco is or may be insured or indemnified against any liability which he may incur in that capacity, are as follows:

     A. Sections 78.037, 78.7502, 78.751, and 78.752 of the Nevada Revised Statutes offer limitation of liability protection for officers and directors, indemnification protection of officers, directors, employees and agents of a Nevada corporation, and provide that Nevada corporations may purchase insurance to protect directors, officers, employees and agents. They generally provide that:

         (a) a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful;

         (b) a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper; and

         (c) to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

    B. Article IX of Draco's articles of incorporation provides that to the fullest extent allowed by law, the directors and executive officers of Draco shall be entitled to indemnification from Draco for acts and omissions taking place in connection with their activities in such capacities.

    C. Article VIII of Draco's by-laws provides indemnification rights to Draco's officers, directors or controlling persons in a manner similar to the Nevada statutes described above.

    D. Although Nevada law provides that Nevada corporations may purchase liability insurance to protect officers and directors, Draco has no directors and officers insurance or any other type of insurance that insures its officers, directors or controlling persons against liabilities that may arise against them in those capacities.

______________________________________________________________________________

                 PART F/S - Financial Statements
______________________________________________________________________________















                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)

                CONSOLIDATED FINANCIAL STATEMENTS

               March 31, 2002 and December 31, 2001

                              ASSETS

                                                    March 31,    December 31,
                                                      2002          2001
                                                 -------------- -------------
                                                  (Unaudited)
CURRENT ASSETS

  Cash                                           $       7,421  $     13,136
                                                 -------------- -------------

    Total Current Assets                                 7,421        13,136
                                                 -------------- -------------
EQUIPMENT

  Equipment (net)                                       14,622        15,673
                                                 -------------- -------------

    Total Equipment                                     14,622        15,673
                                                 -------------- -------------

    TOTAL ASSETS                                 $      22,043  $     28,809
                                                 ============== =============

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

  Accounts payable                               $       1,094  $        649
  Note payable - related party                          40,048        40,048
  Accrued interest - related party                       3,843         2,843
                                                 -------------- -------------

    Total Liabilities                                   44,985        43,540
                                                 -------------- -------------

STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock, $0.001 par value; 500,000,000
   shares authorized; 2,034,750 shares
   issued and outstanding                                2,035         2,035
  Additional paid-in capital                           133,795       133,795
  Deficit accumulated during the development stage    (158,772)     (150,561)
                                                 -------------- -------------

    Total Stockholders' Equity (Deficit)               (22,942)      (14,731)
                                                 -------------- -------------
    TOTAL LIABILITIES AND STOCKHOLDERS'
    EQUITY (DEFICIT)                             $      22,043  $      28,809
                                                 ============== ==============



       The accompanying notes are an integral part of these consolidated financial statements.

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
              Consolidated Statements of Operations
                           (Unaudited)


                                                                   From
                                                                Inception on
                                                                 December 17,
                                    For the Three Months Ended  1985 Through
                                              March 31,           March 31,
                                         2002          2001          2002
                                    ------------- ------------- -------------

REVENUES                            $      3,245  $      4,850  $     41,814
                                    ------------- ------------- -------------
EXPENSES

  General and administrative              10,456        10,995       198,207
                                    ------------- ------------- -------------

    Total Expenses                        10,456        10,995       198,207
                                    ------------- ------------- -------------

LOSS FROM OPERATIONS                      (7,211)       (6,145)     (156,393)
                                    ------------- ------------- -------------
OTHER INCOME (EXPENSES)

  Interest expense                        (1,000)            -        (3,843)
  Interest income                              -           166         1,464
                                    ------------- ------------- -------------

    Total Other Income (expense)          (1,000)          166        (2,379)
                                    ------------- ------------- -------------

NET LOSS                            $     (8,211) $     (5,979) $   (158,772)
                                    ============= ============= =============

BASIC LOSS PER SHARE                $      (0.00) $      (0.00)
                                    ============= =============
WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                 2,034,750     2,034,750
                                    ============= =============





       The accompanying notes are an integral part of these consolidated financial statements.

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity
    From Inception on December 17,1985 through March 31, 2002

                                                                  Deficit
                                                                  Accumulated
                                                      Additional  During the
                                    Common Stock      Paid-in     Development
                                Shares      Amount    Capital     Stage
                            ------------ ------------ ----------- ------------
Balance at inception on
 December 17, 1985                    -  $         -  $        -  $         -

Common stock issued for
 cash at $0.02                  400,000          400       7,600            -

Common stock issued for
 cash at $0.20 per share        534,750          535     106,415            -

Stock offering costs                  -            -     (34,220)           -

Net loss from inception on
 December 17, 1985 through
 December 31, 1996                    -            -           -      (80,830)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1996      934,750          935      79,795      (80,830)

Contributed capital
  for expenses                        -            -         100            -

Net loss for the year
 ended December 31, 1997              -            -           -         (100)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1997      934,750          935      79,895      (80,930)

Net loss for the year
 ended December 31, 1998              -            -           -         (150)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1998      934,750          935      79,895      (81,080)

Common stock issued for
 cash at $0.05 per share      1,000,000        1,000      49,000            -

Common stock issued for
 services at $0.05
 per share                      100,000          100       4,900            -

Net loss for the year
 ended December 31, 1999              -            -           -      (12,406)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1999    2,034,750        2,035     133,795      (93,486)

Net loss for the year
 ended December 31, 2000              -            -           -      (19,838)
                            ------------ ------------ ----------- ------------

Balance, December 31, 2000    2,034,750  $     2,035  $  133,795  $  (113,324)
                            ------------ ------------ ----------- ------------





       The accompanying notes are an integral part of these consolidated financial statements.

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
   Consolidated Statements of Stockholders' Equity (Continued)
    From Inception on December 17, 1985 through March 31, 2002

                                                                  Deficit
                                                                  Accumulated
                                                      Additional  During the
                                    Common Stock      Paid-in     Development
                                Shares      Amount    Capital     Stage
                            ------------ ------------ ----------- ------------

Balance, December 31, 2000    2,034,750  $     2,035  $  133,795  $  (113,324)

Net loss for the year ended
 December 31, 2001                    -            -           -      (37,237)
                            ------------ ------------ ----------- ------------

Balance, December 31, 2001    2,034,750        2,035     133,795     (150,561)

Net loss for the three
 months ended March 31,
 2002 (unaudited)                     -            -            -      (8,211)
                            ------------ ------------ ----------- ------------
Balance, March 31, 2002
 (unaudited)                  2,034,750  $     2,035  $  133,795  $  (158,772)
                            ============ ============ =========== ============




      The accompanying notes are an integral part of these consolidated financial statements.


                      DRACO HOLDING CORPORATION
                    (A Development Stage Company)
                Consolidated Statements of Cash Flows
                             (Unaudited)

                                                                                 From
                                                                             Inception on
                                                                              December 17,
                                                 For the Three Months Ended  1985 Through
                                                           March 31,           March 31,
                                                      2002          2001         2002
                                                 ------------- ------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net loss                                        $     (8,211) $     (5,979) $   (158,772)
 Adjustments to reconcile net loss to net
  cash used by operating activities:
   Contributed capital for expenses                         -             -           100
   Common stock issued for services                                       -         5,000
   Depreciation                                         1,051           786         6,407
 Changes in operating assets and liabilities:
   Increase (decrease) in accounts payable                445         2,403         1,094
   Increase (decrease) in accrued interest              1,000             -         3,843
                                                 ------------- ------------- -------------

     Net Cash Used by Operating Activities             (5,715)       (2,790)     (142,328)
                                                 ------------- ------------- -------------

CASH FLOWS FROM INVESTING ACTIVITIES

 Purchases of property and equipment                        -        (3,000)      (21,029)
                                                 ------------- ------------- -------------

     Net Cash Used by Investing Activities                  -        (3,000)      (21,029)
                                                 ------------- ------------- -------------

CASH FLOWS FROM FINANCING ACTIVITIES

 Stock offering costs                                       -             -       (34,220)
 Increase note payable - related party                      -         3,000        40,048
 Issuance of common stock for cash                          -             -       164,950
                                                 ------------- ------------- -------------

     Net Cash Provided by Financing Activities              -         3,000       170,778
                                                 ------------- ------------- -------------

NET INCREASE (DECREASE) IN CASH                        (5,715)       (2,790)        7,421

CASH AT BEGINNING OF PERIOD                            13,136        14,710             -
                                                 ------------- ------------- -------------

CASH AT END OF PERIOD                            $      7,421  $     11,920  $      7,421
                                                 ============= ============= =============

Cash paid for:

 Interest                                        $          -  $          -  $          -
 Income taxes                                    $          -  $          -  $          -

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

 Common stock issued for services                $          -  $          -  $      5,000





         The accompanying notes are an integral part of these consolidated financial statements.




                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
               March 31, 2002 and December 31, 2001

NOTE 1 - BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim condensed consolidated financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim condensed consolidated financial statements be read in conjunction with the Company's most recent audited financial statements and notes thereto included in its December 31, 2001 Annual Report on Form 10-KSB. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through sales of common stock. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company's plan of operations for the next twelve months is to continue operating its children's entertainment business with its bounce houses primarily in the St. George, Utah area, the Mesquite, Nevada area, and in nearby communities. This 12 month plan of operations includes the Company's goals of increasing revenue from its bounce house rental business, expanding its services to include other nearby small towns and communities, evaluate the possibility of opening a second store to be located in Mesquite, Nevada, hire additional employees, and/or independent contractors if it is successful in expanding its business, and reach profitability. To achieve these goals during the next 12 months, the Company intends to increase its advertising expenses, provide superior service, possibly purchase 1 or 2 more popular style bounce houses that the Company's competitors do not have, and raise additional funds on an as needed basis to cover operating losses.

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)

                CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2001

                         C O N T E N T S



Independent Auditors' Report ............................................... 3

Consolidated Balance Sheet.................................................. 4

Consolidated Statements of Operations....................................... 5

Consolidated Statements of Stockholders' Equity (Deficit)................... 6

Consolidated Statements of Cash Flows....................................... 7

Notes to the Consolidated Financial Statements.............................. 8

                                H
                                J
                 -------------------------------
                     HJ & ASSOCIATES, L.L.C.
                 -------------------------------
           CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS






                   INDEPENDENT AUDITORS' REPORT
                   ----------------------------

Board of Directors
Draco Holding Corporation and Subsidiary
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying consolidated balance sheet of Draco Holding Corporation Subsidiary as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2001 and 2000, and from the beginning of the development stage on December 17, 1985 to December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Draco Holding Corporation and Subsidiary as of December 31, 2001 and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000 in conformity with auditing standards generally accepted in the United States of America.

The accounting consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is a development stage company with no significant operating revenues to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
January 17, 2002


-----------------------------------------------------------------------------
 50 South Main Street, Suite 1450 * Salt Lake City, Utah 84144 *
       Telephone (801) 328-4408 * Facsimile (801) 328-4461
------------------------------------------------------------------------------

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
                    Consolidated Balance Sheet


                              ASSETS
                             -------

                                                                  December 31,
                                                                     2001
                                                                 -------------
CURRENT ASSETS

  Cash                                                           $     13,136
                                                                 -------------

     Total Current Assets                                              13,136
                                                                 -------------
EQUIPMENT

  Equipment (net) (Note 5)                                             15,673
                                                                 -------------

     Total Equipment                                                   15,673
                                                                 -------------

     TOTAL ASSETS                                                $     28,809
                                                                 =============


          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
          ----------------------------------------------

CURRENT LIABILITIES

  Accounts payable                                               $        649
  Note payable - related parties (Note 4)                              40,048
  Accrued interest - related parties (Note 4)                           2,843
                                                                 -------------

     Total Liabilities                                                 43,540
                                                                 -------------
STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock, $0.001 par value; 500,000,000 shares
   authorized; 2,034,750 shares issued and outstanding                  2,035
  Additional paid-in capital                                          133,795
  Deficit accumulated during the development stage                   (150,561)
                                                                 -------------

     Total Stockholders' Equity (Deficit)                             (14,731)
                                                                 -------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)        $     28,809
                                                                 =============





      The accompanying notes are an integral part of these consolidated financial statements.

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
              Consolidated Statements of Operations

                                                                 From
                                                                 Inception on
                                                                 December 17,
                                         For the Years Ended     1985 Through
                                             December 31,        December 31,
                                          2001          2000     2001
                                     ------------- ------------- -------------

REVENUES                             $     23,850  $     14,719  $     38,569
                                     ------------- ------------- -------------

EXPENSES

  General and administrative               58,972        35,293       187,751
                                     ------------- ------------- -------------

    Total Expenses                         58,972        35,293       187,751
                                     ------------- ------------- -------------

LOSS FROM OPERATIONS                      (35,122)      (20,574)     (149,182)
                                     ------------- ------------- -------------
OTHER INCOME (EXPENSES)

  Interest expense                         (2,343)         (500)       (2,843)
  Interest income                             228         1,236         1,464
                                     ------------- ------------- -------------

    Total Other Income (expense)           (2,115)          736        (1,379)
                                     ------------- ------------- -------------

NET LOSS                             $    (37,237) $    (19,838) $   (150,561)
                                     ============= ============= =============

BASIC LOSS PER SHARE                 $      (0.02) $      (0.01)
                                     ============= =============
WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                  2,034,750     2,034,750
                                     ============= =============




      The accompanying notes are an integral part of these consolidated financial statements.

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity
  From Inception on December 17, 1985 through December 30, 2001

                                                                  Deficit
                                                                  Accumulated
                                                      Additional  During the
                                    Common Stock      Paid-in     Development
                                Shares      Amount    Capital     Stage
                            ------------ ------------ ----------- ------------
Balance at inception on
 December 17, 1985                    -  $         -  $        -  $         -

Common stock issued for
 cash at $0.02                  400,000          400       7,600            -

Common stock issued for
 cash at $0.20 per share        534,750          535     106,415            -

Stock offering costs                  -            -     (34,220)           -

Net loss from inception on
 December 17, 1985 through
 December 31, 1996                    -            -           -      (80,830)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1996      934,750          935      79,795      (80,830)

Contributed capital
  for expenses                        -            -         100            -

Net loss for the year
 ended December 31, 1997              -            -           -         (100)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1997      934,750          935      79,895      (80,930)

Net loss for the year
 ended December 31, 1998              -            -           -         (150)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1998      934,750          935      79,895      (81,080)

Common stock issued for
 cash at $0.05 per share      1,000,000        1,000      49,000            -

Common stock issued for
 services at $0.05
 per share                      100,000          100       4,900            -

Net loss for the year
 ended December 31, 1999              -            -           -      (12,406)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1999    2,034,750        2,035     133,795      (93,486)

Net loss for the year
 ended December 31, 2000              -            -           -      (19,838)
                            ------------ ------------ ----------- ------------

Balance, December 31, 2000    2,034,750        2,035     133,795     (113,324)

Net loss for the year
 ended December 31, 2001              -            -           -      (37,237)
                            ------------ ------------ ----------- ------------

Balance, December 31, 2001    2,034,750  $     2,035  $  133,795  $  (150,561)
                            ============ ============ =========== ============




       The accompanying notes are an integral part of these consolidated financial statements.


                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
              Consolidated Statements of Cash Flows


                                                                         From
                                                                         Inception on
                                                                         December 17,
                                                 For the Years Ended     1985 Through
                                                     December 31,        December 31,
                                                  2001          2000     2001
                                             ------------- ------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net loss                                    $    (37,237) $    (19,838) $   (150,561)
 Adjustments to reconcile net loss to net
  cash used by operating activities:
    Contributed capital for expenses                    -             -           100
    Common stock issued for services                    -             -         5,000
    Depreciation                                    3,357         1,999         5,356
 Changes in operating assets and liabilities:
    Increase (decrease) in accounts payable           415           234           649
    Increase (decrease) in accrued interest         2,343           500         2,843
                                             ------------- ------------- -------------

      Net Cash Used by Operating Activities       (31,122)      (17,105)     (136,613)
                                             ------------- ------------- -------------

CASH FLOWS FROM INVESTING ACTIVITIES

 Purchases of property and equipment               (3,000)      (18,029)      (21,029)
                                             ------------- ------------- -------------

     Net Cash Used by Investing Activities         (3,000)      (18,029)      (21,029)
                                             ------------- ------------- -------------

CASH FLOWS FROM FINANCING ACTIVITIES

 Stock offering costs                                   -             -       (34,220)
 Proceeds from note payable - related party        32,548         7,500        40,048
 Issuance of common stock for cash                      -             -       164,950
                                             ------------- ------------- -------------
      Net Cash Provided by Financing
       Activities                                  32,548         7,500       170,778
                                             ------------- ------------- -------------

NET INCREASE (DECREASE) IN CASH                    (1,574)      (27,634)       13,136

CASH AT BEGINNING OF PERIOD                        14,710        42,344             -
                                             ------------- ------------- -------------

CASH AT END OF PERIOD                        $     13,136  $     14,710  $     13,136
                                             ============= ============= =============
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION

Cash paid for:

  Interest                                   $          -  $          -  $          -
  Income taxes                               $          -  $          -  $          -

SCHEDULE OF NON-CASH FINANCING ACTIVITIES
  Common stock issued for services           $          -  $          -  $      5,000



       The accompanying notes are an integral part of these consolidated financial statements.

                                7

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
                        December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.  Organization

         Draco Holding Corporation (the Company) was organized August 20, 1999 under the laws of the State of Nevada for the purpose of engaging in any lawful activity. On September 13, 1999, Draco Holding Corporation filed articles of merger whereby Draco Corporation (a Utah corporation formed on December 17, 1985) (Draco-Utah) merged into Draco Holding Corporation (the Company). The Company became the surviving corporation, assuming all the assets and obligations of Draco-Utah. At the time of merger, each outstanding share of common stock of Draco-Utah was converted into one share of common stock of the Company, and all fractional shares were rounded to the nearest whole share. The Company has had no significant operations since inception and is considered a development stage company in accordance with Statement of Financial Accounting Standards No. 7. The Company is the surviving entity for legal purposes and the historical financial statements of Draco-Utah became the Company's financial statements for accounting purposes.

         In March 2000 the Company incorporated Jump'n Jax, Inc., a wholly-owned subsidiary in accordance with Statement of Financial Accounting Standards No. 141. The Subsidiary is in the business of equipment rental and the leasing of inflatable bounce houses for parties and entertainment.

         b.  Provision for Taxes

         At December 31, 2001, the Company had net operating loss carryforwards of approximately $ 28,244 that may be offset against future taxable income through 2021. No tax benefits has been reported in the financial statements, because the potential tax benifits of the net operating loss carry forwards are offset by a valuation allowance of the same amount.

         The income tax benefit differs from the amount computed at federal statutory rates of approximately 38% as follows:

                                                   For the Years Ended
                                                      December 31,
                                                   2001          2000
                                               ------------- -------------

         Income tax benefit at statutory rate  $     14,150  $      7,538
         Change in valuation allowance              (14,150)       (7,538)
                                               ------------- -------------
                                               $          -  $          -
                                               ============= =============



         Deferred tax assets (liabilities) are comprised of the following:

                                                  For the Years Ended
                                                      December 31,
                                                   2001        2000
                                               ------------- -------------

         Income tax benefit at statutory rate  $     24,883  $     10,733
         Change in valuation allowance             ( 24,883)      (10,733)
                                               ------------- -------------

                                               $          -  $          -
                                               ============= =============

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
                    December 31, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         b.  Provision for Taxes (continued)

         Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in the future.

         c.  Accounting Method

         The financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

         d.  Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         e.  Cash and Cash Equivalents

         The Company considers all highly liquid investment with a maturity of three months or less when purchased to be cash equivalents.

         f. Revenue Recognition Policy

         Revenues are recognized when rental of equipment is made and cash received. The Company rents entertainment equipment through a subsidiary for parties. No products are sold and no inventory is on hand.

         g.  Basic Loss Per Share
                                                              For the
                                                            Years Ended
                                                            December 31,
                                                         2001         2000
                                                   ------------- -------------
         Basic loss per share:
         Numerator - net income (loss)             $    (37,237) $    (19,838)

         Denominator - weighted
          average number of
          shares outstanding                          2,034,750     2,034,750
                                                   ------------- -------------

         Earnings (loss) per share                 $      (0.02) $      (0.01)
                                                   ============= =============

         The computations of basic loss per share of common stock are based on the weighted average number of shares of common stock outstanding during the period of the financial statements.

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
                    December 31, 2001 and 2000

NOTE 2 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management intends to increase operations through its wholly-owned subsidiary, in the interim, it has committed to meeting the Company minimal operating expenses.

          The Company's plan of operations for the next twelve months is to continue operating its children's entertainment business with its bounce houses primarily in the St. George, Utah area, the Mesquite, Nevada area, and in nearby communities. This 12 month plan of operations includes the Company's goals of increasing revenue from its bounce house rental business, expanding its services to include other nearby small towns and communities, evaluate the possibility of opening a second store to be located in Mesquite, Nevada, hire additional employees, and/or independent contractors if it is successful in expanding its business, and reach profitability. To achieve these goals during the next 12 months, the Company intends to increase its advertising expenses, provide superior service, possibly purchase 1 or 2 more popular style bounce houses that the Company's competitors do not have, and raise additional funds on an as needed basis to cover operating losses.


NOTE 3 - STOCK TRANSACTIONS

         On August 18, 1999, the Company issued 1,000,000 unrestricted shares of common voting stock for cash consideration of $50,000 and 100,000 shares of common voting stock for services rendered valued at $5,000.

         On September 13, 1999, the Company effected a reverse split of the issued and outstanding common stock on the basis of one share for 10, while retaining the authorized shares at 500,000,000 shares and retaining the par value of one mill ($0.001) per share. The reverse stock split has been applied retroactively to the financial statements.

NOTE 4 - RELATED PARTY TRANSACTIONS

         As needed, the company's officers and directors have loaned the Company funds to cover operating expenses. The loans accrue interest at 10%, are unsecured and are due upon demand. The loans have accrued interest of $2,843 at December 31, 2001. The loan balances at December 31, 2001 totaled $40,048.

NOTE 5 - FIXED ASSETS

         In May 2000, the Company purchased inflatable bounce houses shown below as rental equipment, which are rented out to customers for parties, gatherings, etc. The equipment is depreciated over a 7-year life using the straight-line method of depreciation. The Company purchased an automobile in May 2000 which has a 5-year life. Depreciation is computed using the straight-line method. Assets and depreciation for the period are as follows:

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
                    December 31, 2001 and 2000


                                                       December 31,
                                                          2001
                                                       -----------

         Rental equipment                              $   13,626
         Automobile                                         7,403
         Accumulated depreciation                          (5,356)
                                                       -----------

              Total                                    $   15,673
                                                       ===========

         Depreciation expense for the years ended December 31, 2001 and 2000 was $ 3,357 and $1,999, respectively.

______________________________________________________________________________

                             PART III
______________________________________________________________________________


Item 1.  Index to Exhibits.

Exhibits
--------

Exhibit
Number      Description
-------     ------------
 3.1         Articles of Incorporation

 3.2         By-Laws

 3.3         Articles of Merger between Draco Holding
             Corporation and Draco Corp.

10.1         Promissory Note for $7,500 from Draco
             Holding Corporation to Steven D. Moulton

10.2         Promissory Note for $12,000 from Draco
             Holding Corporation to Lane Clissold

10.3         Promissory Note for $20,548 from Draco
             Holding Corporation to Steven D. Moulton

Item 2.  Description of Exhibits.
         -----------------------

Exhibit                                            Exhibit
Number      Description                            Location
------      ------------                           --------

 3.1         Articles of Incorporation          Incorporated by reference from
                                                Draco's Form 10-KSB for the
                                                year ended 12/31/00 filed on
                                                03/28/01

 3.2         By-Laws                            Incorporated by reference from
                                                Draco's Form 10-KSB for the
                                                year ended 12/31/00 filed on
                                                03/28/01

 3.3         Articles of Merger between Draco   Incorporated by reference from
             Holding Corporation and Draco      Draco's Form 10-KSB for the
             Corp.                              year ended 12/31/00 filed on
                                                03/28/01

10.1         Promissory Note for $7,500 from    Incorporated by reference from
             Draco Holding Corporation to       Draco's Form 10-KSB for the
             Steven D. Moulton                  year ended 12/31/00 filed on
                                                03/28/01

10.2         Promissory Note for $12,000 from   Incorporated by reference from
             Draco Holding Corporation to Lane  Draco's Form 10-KSB for the
             Clissold                           Year ended 12/31/01 filed on
                                                02/11/02

10.3         Promissory Note for $20,548 from   Incorporated by reference from
             Draco Holding Corporation to       Draco's Form 10-KSB for the
             Steven D. Moulton                  Year ended 12/31/01 filed on
                                                02/11/02

          * Summaries of all exhibits contained in this registration statement are qualified by reference to these Exhibits.

                            SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              DRACO HOLDING CORPORATION




                                     /s/ Lane S. Clissold
Date: August 2, 2002          By:____________________________________
                                     Lane S. Clissold
                                     President